SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                   ICOA, Inc.
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                                (Name of Issuer)


                    Common Stock, Par Value $0.0001 per share
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                         (Title of Class of Securities)


                                  449-292-20-0
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                                 (CUSIP Number)

  William Thomas, 220905 Lockness Ave., Torrance, CA 90501, Phone 310-534-8436
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)
                                   ----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.449-292-20-0                  13D                   Page 2 of 4 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         William Thomas             ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
      N/A                                                        (b)  |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

         Private Funds              $18,482.00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

         N/A
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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               7    SOLE VOTING POWER

                           8,500,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY               5,000,000
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                  8,500,000   (Includes amount in line 9)
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    8,500,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|
                  N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.08%
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14   TYPE OF REPORTING PERSON*
                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.449-292-20-0                  13D                   Page 3 of 4 Pages


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Item 1.  Security and Issuer.
                  ICOA, Inc. common Stock, $0.0001 par value per share
         ICOA, Inc.
         111 Airport Rd., Warwick, RI  02889
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Item 2.  Identity and Background.

     (a) William Thomas

     (b) 22905 Lockness Ave., Torrance, CA 90501

     (c) Automobile Dealer, Self Storage Units

     (d) Private Funds

     (e) US

     (f) United States

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Item 3.  Source and Amount of Funds or Other Consideration.

         Private Funds     $18,482.00

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Item 4.  Purpose of Transaction.

     (a) N/A

     (b) N/A

     (c) N/A

     (d) N/A

     (e) N/A

     (f) N/A

     (g) N/A

     (h) N/A

     (i) N/A

     (j) N/A

CUSIP No.449-292-20-0                  13D                   Page 4 of 4 Pages


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Item 5.  Interest in Securities of the Issuer.

                  Current Issued 120,000,000 shares
     (a) 8,500,000 common shares    7.08%

     (b) William Thomas & L. Elaine Thomas 8,500,000 common shares

     (c) N/A

     (d) N/A

     (e) N/A

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

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Item 7.  Material to be Filed as Exhibits.


         N/A
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     May 26, 2004
                                        ----------------------------------------
                                                         (Date)


                                        /s/          William Thomas
                                        ----------------------------------------
                                                       (Signature)


                                                     William Thomas
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).